Mail Stop 3030

March 20, 2009

2211 Stephen A. McCommon
Chief Financial Officer
CDEX Inc.
4555 South Palo Verde Road, Suite 125
Tucson, Arizona 85714

      Re: **CDEX Inc.**
             Form 10-KSB for the fiscal year ended October 31, 2008
             Filed February 13, 2009
             File No. 000-49845

Dear Mr. McCommon:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                Sincerely,

                Brian R. Cascio
                Accounting Branch Chief